Exhibit 99.1

Internal Revenue Service	Department of the Treasury
Large Business & International
Mail Stop 4139 JP 55 N Robinson Oklahoma City, OK 73102 THE TAX MATTERS PARTNER Alliance Coal LLC PO Box 22027 Tulsa, OK 74121

Date:

April 12, 2013

Taxpayer Identification Number:

Name of Partnership:

Alliance Coal LLC

Partnership ID Number:

73-0956034

Tax Year Ended:

December 31, 2011

Person to Contact:

John Peil

Employee Identification Number:

1000668398

Contact Hours:

8:00 AM - 4:30 PM

Telephone Number (not toll free):

405-297-4863

Notice of beginning of administrative proceeding

We’re starting our audit of your partnership’s federal tax return

By law, we’re required to notify you that we’re beginning our audit of your partnership’s federal tax return. As a partner, you may already be aware of this audit, which we’ll conduct with your partnership’s Tax Matters Partner.

What you need to do

During the audit, most of our communication will be directly with your partnership’s Tax Matters Partner. It’s your responsibility to regularly communicate with your Tax Matters Partner to stay informed about the audit’s progress. Our records show that the most recent address for the partnership where you can contact your Tax Matters Partner is:

Alliance Coal LLC
PO Box 22027
Tulsa, OK 74121

Keep in mind that the results of the audit will apply to all partners, even if you choose to stay uninformed, or your Tax Matters Partner doesn’t keep you updated. Please contact your Tax Matters Partner if you’d like to participate in this audit.

If you’re the Tax Matters Partner

As a Tax Matters Partner, you’re required to keep all partners informed of any IRS proceedings and related court cases. Additionally, you must provide us with the name, address, profits interest, and Taxpayer Identification number for each person who was a partner during the tax year that we’re auditing. If you haven’t already provided this information, or if it needs to be updated, please send it to the IRS address shown on this letter. The responsibilities of the Tax Matters Partner are set forth in Treasury Regulation (26 C.F.R.) §301.6223(g)-1.

Letter 1787 (Rev. 12-2011)
Catalog Number 62157C

If you’re a pass-thru partner

All pass-thru partners, including estates, trusts, S corporations, partnerships, or nominees of another person, are required to send a copy of this notice to anyone who holds an interest in your entity. You must send a copy within 30 days of receiving this notice. For more information on the responsibilities of pass-thru partners, see Treasury Regulation (26 C.F.R) Section 301.6223(h)-1.

What to expect

Because you’re a partner, your own return may be affected if we make any adjustments to the partnership’s return as a result of the audit. Your share of interest in the partnership will determine how much your return may be affected by any adjustments. We’ll notify you if we make any partnership-related adjustments.

Additional information

•  Visit www.irs.gov and search for “tax matters partner.” You can also find the following online:

—  Publication 1, Your Rights as a Taxpayer

—  Publication 541, Partnerships

•  Keep this notice for your records.

If you have questions, you may write or call the IRS contact person whose name, address and telephone number are listed at the top of this letter. If you write, please enclose a copy of this letter, and include your telephone number with the most convenient time for us to call you. If our number is outside of your local calling area, there may be a long distance charge.

Sincerely,

John Peil
Internal Revenue Agent

Letter 1787 (Rev. 12-2011)
Catalog Number 62157C